CORPORATE DEVELOPMENT CAPITAL, LLC
Notes To Financial Statements
December 31, 2015

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Corporate Development Capital, LLC (the Company) was organized in the State of Colorado on July 29, 2003. The Company has adopted a calendar year.

Description of Business

The Company, located in Colorado Springs, CO, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Commissions Earned

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

Commitments, Contingencies and Guarantees

None.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2012 through the current period.

Concentrations

The company specializes in sales of private placement of securities. It does not make markets in securities. During 2015, the Company had two customers that accounted for 86% of the Company's revenue.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the company had net capital of $5,993.33, which was $993.33 in excess of its required net capital of $5,000.

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements under SEC Rule 15c-3-3(k)(2)(i).

NOTE F -SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through the date of the Independent Auditor's Report, the date the financial statements were available for issuance.